UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed May 30, 2025
File No. 333-284180

Dear Eric Gripentrog:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025, letter.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1. Please revise your Cover Page and each place where you discuss how the opening price of your common stock will be determined to disclose that the price of the securities sold in the private placement may bear little or no relation to the trading price of your common stock at or subsequent to the opening of trading on Nasdaq.

About this Prospectus, page ii

2. Please revise your disclosure to specifically state the amount of common stock underlying each class of convertible preferred stock, how and when the securities may be converted to common stock and whether investors in the private placement will be

subject to lock-up agreements.

3. We note your disclosure that you “have engaged Joseph Gunnar & Co., LLC as a placement agent for the sale of two classes of convertible preferred stock to unaffiliated third party accredited investors or qualified institutional buyers in a private placement” that will “occur contemporaneously with the consummation of [y]our Direct Listing.” Please provide your analysis regarding the application of Regulation M in light of the Advisor's dual role as placement agent in relation to the private placement and financial advisor in connection with the Direct Listing.

Prospectus Summary
Summary of Risks Related to Our Direct Listing and Volatility of Our Common Stock Following the Offering, page 13

4. Please revise your disclosure both here and in the Risk Factors section to discuss the uncertainty associated with the fact that few companies have undertaken direct listings to date.

Risk Factors
Risk Factors Relating to Our Business and Industry
Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures..., page 30

5. We note this newly included risk factor on page 29. Please revise your disclosure to clarify whether the company imports raw materials for its products from any of the named countries and, if so, disclose whether you have been impacted by increased tariffs to date.

Risks Related to This Offering and Ownership of Our Common Stock
The direct listing process differs from an initial public offering underwritten on a firm-commitment basis., page 30

6. Please revise this risk factor to discuss the challenges the tracing requirement could pose for potential shareholders in relation to securities liability claims under Section 11 and Section 12 of the Securities Act for a direct listing versus a traditional IPO.

Our common stock currently has no public market. . . ., page 31

7. Please revise this risk factor discussion to state that, due to these risks, the price of your common stock may decline significantly and rapidly.

Certain Relationships and Related Party Transactions
Transactions with Related Persons, page 90

8. Please revise this section to disclose the names of the related persons and the basis upon which they are considered related parties. Refer to Item 404(a) of Regulation S-K for guidance.

Principal and Registered Shareholders, page 91

9. Please revise this section to disclose the number of shares held by registered holders that may be sold in reliance on Rule 144.

10. We note your statement that the Advisor will be issued warrants to purchase shares of common stock in connection with and at the time of the Direct Listing. Please quantify the number of shares underlying each warrant and disclose the material terms thereof. Please also reconcile this disclosure with your disclosure on page 126 regarding shares to be issued to the Advisor in connection with the Direct Listing which does not contemplate the issuance of warrants.

Plan of Distribution, page 125

11. We note your disclosure on page 127 that the Advisor is “assisting with [y]our investor communication strategy in relation to the Direct Listing.” Please revise your disclosure to describe the activities to be conducted by the Advisor in relation to the “investor communication strategy”.

12. We note that the Advisor will receive shares of common stock, warrants with underlying shares of common stock, and cash compensation in relation to the services to be performed in connection with the Direct Listing and your disclosure on page 127 that "[a]ll fees to be paid to the Advisor are entirely contingent on the successful completion of the Direct Listing". Please provide your analysis regarding the application of Regulation M to the Advisor's compensation.

Notes to the Consolidated Financial Statements
4. Summary of Significant Accounting Policies
Segment Reporting, page F-15

13. You state on page F-15 that as a result of the adoption of ASU 2023-07, you enhanced your segment disclosures in the report to include the presentation of depreciation and amortization, interest and joint venture expenses by segment. However, we are unable to locate these enhanced disclosures. Please revise the filing to provide the disclosures required by ASC 280-10-50-20 through 50-31.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Barry P. Biggar, Esq.